Exhibit 99.1

ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 22 to our 2004 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2004. This MD&A is current as of October 24, 2005.

In this MD&A, the terms “we”, “us”, and “our” refer to Rogers Wireless Inc. and its subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are the largest Canadian wireless communications service provider, serving approximately 6.1 million subscribers at September 30, 2005, including nearly 6.0 million wireless voice and data subscribers. We operate both a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology, and a seamless integrated Time Division Multiple Access (“TDMA”) and analog cellular network. We are Canada’s only carrier operating on the world standard GSM/GPRS technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 94% of Canada’s population. Our seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. Subscribers to our wireless services have access to these services across the U.S. through our roaming agreements with various wireless operators. Our subscribers also have access to wireless service internationally in 170 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.

Rogers Wireless Inc.	1	Third Quarter 2005

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the Third Quarter Ended September 30, 2005

Summarized Consolidated Financial Results (Actual)

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except per share amounts)	2005	2004	% Chg	2005	2004	% Chg
Operating revenue
Postpaid (voice and data)	$899.1	$604.6	48.7	$2,466.1	$1,678.5	46.9
Prepaid	55.4	25.0	121.6	156.4	75.2	108.0
One-way messaging	5.2	6.0	(13.3)	15.2	18.7	(18.7)
Network revenue	959.7	635.6	51.0	2,637.7	1,772.4	48.8
Equipment sales	109.2	85.5	27.7	270.5	197.5	37.0
Total operating revenue	1,068.9	721.1	48.2	2,908.2	1,969.9	47.6
Operating expenses
Cost of equipment sales	209.1	144.4	44.8	530.0	338.8	56.4
Sales and marketing expenses	153.1	96.8	58.2	410.3	285.1	43.9
Operating, general and administrative expenses	312.4	210.4	48.5	894.9	609.7	46.8
Management fees	3.0	3.0	-	9.0	8.8	2.3
Integration expenses(1)	12.8	-	-	28.4	-	-
Total operating expenses	690.4	454.6	51.9	1,872.6	1,242.4	50.7
Operating profit (2)	378.5	266.5	42.0	1,035.6	727.5	42.4
Depreciation and amortization	141.1	118.8	18.8	450.5	357.3	26.1
Operating income	237.4	147.7	60.7	585.1	370.2	58.0
Interest expense on long-term debt	(101.5)	(47.7)	112.8	(302.8)	(152.5)	98.6
Foreign exchange gain (loss)	44.1	10.8	308.3	28.4	(46.4)	-
Change in the fair value of derivative instruments	(42.8)	(5.2)	723.1	(28.7)	(9.0)	218.9
Loss on repayment of long-term debt	-	-	-	-	(2.3)	-
Investment and other income (expense)	(1.0)	4.0	-	(1.1)	5.1	-
Income tax expense - current	(1.3)	(1.3)	-	(4.7)	(4.0)	17.5
Net income for the period	$134.9	$108.3	24.6	$276.2	$161.1	71.4
Earnings per share - basic and diluted	$84.10	$67.53	24.5	$172.16	$100.47	71.4
Operating profit margin as % of network revenue (2)	39.4%	41.9%		39.3%	41.0%
Additions to property, plant and equipment ("PP&E")(2)	$106.8	$89.9	18.8	379.8	305.8	24.2

(1)	Expenses incurred relate to the integration of the operations of Fido Solutions Inc (“Fido”), a wholly owned subsidiary of Rogers Wireless Inc.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin and Additions to Property, Plant and Equipment” sections.

Rogers Wireless Inc.	2	Third Quarter 2005

Wireless Revenue and Subscribers (Actual)

	Three Months Ended September 30,				Nine Months Ended September 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	Chg	% Chg	2005	2004	Chg	% Chg
Postpaid (Voice and Data) (1)
Gross additions(2)	394.9	268.2	126.7	47.2	1,031.3	764.1	267.2	35.0
Net additions(2)	194.9	88.8	106.1	119.5	400.6	260.3	140.3	53.9
Total postpaid retail subscribers (2)					4,615.7	3,289.9	1,325.8	40.3
Average monthly revenue per user ("ARPU") (3)	$66.83	$62.18	$4.65	7.5	$63.02	$59.10	$3.92	6.6
Average monthly usage (minutes)	508	397	111	28.0	491	388	103	26.5
Churn	1.50%	1.85%	(0.35%)	(18.9)	1.62%	1.78%	(0.16%)	(9.0)
Prepaid
Gross additions	153.1	73.1	80.0	109.4	416.2	192.3	223.9	116.4
Net additions (losses) (4)	18.1	8.7	9.4	108.0	1.9	(26.4)	28.3	-
Total prepaid retail subscribers					1,336.0	733.4	602.6	82.2
ARPU (3)	$13.91	$11.45	$2.46	21.5	$13.16	$11.37	$1.79	15.7
Churn (4)	3.40%	2.96%	0.44%	14.9	3.49%	3.31%	0.18%	5.4
Total - Postpaid and Prepaid
Gross additions(2)	548.0	341.3	206.7	60.6	1,447.5	956.4	491.1	51.3
Net additions(2)	213.0	97.5	115.5	118.5	402.5	233.9	168.6	72.1
Total retail subscribers (2)					5,951.7	4,023.3	1,928.4	47.9
ARPU (blended) (3)	$54.76	$52.88	$1.88	3.6	$51.41	$50.09	$1.32	2.6
Churn	1.94%	2.06%	(0.12%)	(5.8)	2.06%	2.07%	(0.01%)	(0.5)
One-Way Messaging
Gross additions	6.4	7.6	(1.2)	(15.8)	18.1	23.4	(5.3)	(22.6)
Net losses	(6.4)	(10.7)	4.3	(40.2)	(23.2)	(30.7)	7.5	(24.4)
Total one-way subscribers					172.9	210.6	(37.7)	(17.9)
ARPU(3)	$9.85	$9.19	$0.66	7.2	$9.22	$9.15	$0.07	0.8
Churn	2.40%	2.77%	(0.37%)	(13.4)	2.49%	2.63%	(0.14%)	(5.3)
Wholesale (1)
Total wholesale subscribers	88.2	-	-	-	88.2	-	-	-

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.
(2)
Total postpaid retail subscribers at September 30, 2005 includes approximately 31,000 subscribers purchased from Rogers Telecom Inc. (“Telecom”) on September 30, 2005. These 31,000 subscribers are not included in gross or net additions for the three or nine months ended September 30, 2005.

(3)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(4)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the nine months ended September 30, 2005 and reducing prepaid churn by 0.13% for the nine months ended September 30, 2005. There was no impact in the three months ended September 30, 2005.

Wireless Network Revenue (Actual)

Network revenue of $959.7 million accounted for 89.8% of our total revenue in the three months ended September 30, 2005 and increased 51.0% from the corresponding period in 2004. On a year-to-date basis, network revenue increased by 48.8% to $2,637.7 million. These increases were driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth of our subscriber base, and the increases in both postpaid and prepaid average monthly revenue per user (“ARPU”).

Net additions of postpaid voice and data subscribers were 194,900 for the quarter and 400,600 on a year-to-date basis compared to 88,800 and 260,300, respectively, in the corresponding periods of 2004. Prepaid subscriber net additions for the third quarter were 18,100 compared to 8,700 in 2004. On a year-to-date basis, we had net additions of 1,900 prepaid subscribers compared to a net loss of 26,400 in 2004. We ended the quarter with a total of 5,951,700 retail wireless voice and data subscribers.

Rogers Wireless Inc.	3	Third Quarter 2005

Postpaid voice and data ARPU was $66.83 for the third quarter of 2005, a 7.5% increase compared to the third quarter in 2004, while on a year-to-date basis, postpaid voice and data ARPU was $63.02, a 6.6% increase compared to the corresponding period of 2004. We have continued to benefit from higher data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from travellers to Canada who utilize our network.

Wireless data revenue represented approximately 8.5% of total network revenue in the third quarter of 2005 compared to 5.7% in the third quarter of 2004, reflecting the continued rapid growth of Blackberry, Short Message Service (“SMS”) and Multimedia Messaging Service (“MMS”), downloadable ring tones, music, games, and other wireless data services and applications. Wireless data revenue grew by 123.6% year over year, to $81.2 million for the three months ended September 30, 2005.

Prepaid ARPU was $13.91 for the third quarter of 2005, an increase of $2.46 compared to the third quarter in 2004, while on a year-to-date basis, prepaid ARPU increased to $13.16, a $1.79 increase compared to the corresponding period of 2004. These increases were primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.

Postpaid voice and data subscriber churn decreased to 1.50% in the three months ended September 30, 2005, from 1.85% in the corresponding period of 2004 and to 1.62% in the nine months ended September 30, 2005, from 1.78% in the corresponding period of 2004 as a result of our proactive and targeted customer retention activities as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.

Prepaid churn increased to 3.40% from 2.96% in the same quarter in 2004 and to 3.49% from 3.31% on a year-to-date basis compared to 2004 due to the impact of competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn for the quarter decreased to 2.40% for the third quarter of 2005, and to 2.49% on a year-to-date basis. One-way messaging ARPU increased by 7.2% during the quarter. With 172,900 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue (Actual)

The year-over-year increases in revenue from wireless equipment sales of $23.7 million and $73.0 million for the three and nine months ended September 30, 2005, respectively, including activation fees and net of equipment subsidies, reflect the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices.

Rogers Wireless Inc.	4	Third Quarter 2005

Wireless Operating Expenses (Actual)

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg	2005	2004	% Chg
Operating expenses
Cost of equipment sales	$209.1	$144.4	44.8	$530.0	$338.8	56.4
Sales and marketing expenses	153.1	96.8	58.2	410.3	285.1	43.9
Operating, general and administrative expenses	312.4	210.4	48.5	894.9	609.7	46.8
Management fees	3.0	3.0	-	9.0	8.8	2.3
Integration expenses (1)	12.8	-		28.4	-
Total operating expenses	$690.4	$454.6	51.9	$1,872.6	$1,242.4	50.7
Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses) (2)	$21.12	$19.82	6.6	$20.07	$18.71	7.3
Sales and marketing costs per gross subscriber addition (2)	$364	$344	5.8	$372	$359	3.6

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

The acquisition of Fido accounted for approximately 65% of the increase in Wireless operating expenses for the third quarter and approximately 70% of the increase on a year-to-date basis.

Cost of equipment sales increased by $64.7 million for the third quarter of 2005 compared to the third quarter of 2004, and by $191.2 million for year-to-date 2005 compared to year-to-date 2004. Approximately 50% of both the quarter and year-to-date increase is due to the acquisition of Fido. In addition, the increases reflect the growing volume of subscriber gross additions and handset upgrades.

Sales and marketing expenses increased by $56.3 million for the third quarter of 2005 compared to the third quarter of 2004, and by $125.2 million for year-to-date 2005 compared to year-to-date 2004. Approximately 60% of the third quarter increase, and 75% of the year-to-date increase is due to the acquisition of Fido. Our marketing efforts during the first three quarters of 2005 included targeted programs to acquire customers on longer term contracts, resulting in increases in our sales and marketing costs per gross addition. The increase in sales and marketing expenses also reflects the increase in the number of gross additions in the period.

Operating, general and administrative expenses increased by $102.0 million for the third quarter of 2005 compared to the third quarter of 2004, and by $285.2 million for year-to-date 2005 compared to year-to-date 2004, primarily as a result of the acquisition of Fido, which accounted for 74% and 80% of the increases, respectively. Increases in retention spending and growth in network operating expenses to accommodate the growth in our subscriber base and usage also contributed to the increase. These increased costs were offset by savings related to more favourable roaming arrangements and operating and scale efficiencies across various functions.

Rogers Wireless Inc.	5	Third Quarter 2005

We incurred $12.8 million during the quarter and $28.4 million year-to-date for integration expenses associated with the Fido acquisition. These integration expenses have been recorded within operating expenses. See the section below entitled “Update on Fido Integration” for more details on integration costs incurred, including those costs recorded within property, plant and equipment expenditures and as part of the purchase accounting.

The $1.30 year-over-year increase for the third quarter, and $1.36 increase for year-to-date, in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, reflect our increased spending on handset upgrades associated with targeted retention programs and the impact of integration expenses resulting from the acquisition of Fido. Total retention spending (including subsidies on handset upgrades) was $77.9 million in the third quarter of 2005 compared to $58.9 million in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available.

Wireless Operating Profit (Actual)

Operating profit grew by $112.0 million, or 42.0%, to $378.5 million in the three months ended September 30, 2005 from $266.5 million in the corresponding period of 2004, as network revenue growth of 51.0% was partially offset by the growth in operating expenses. Similarly, operating profit for the nine months ended September 30, 2005 grew 42.4%, compared to the corresponding period in 2004, to $1,035.6 million. The operating profit margin on network revenue was 39.4% in the quarter and 39.3% on a year-to-date basis.

Reconciliation of Operating Profit to Net Income for the Period (Actual)

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Operating profit (1)	$378.5	$266.5	42.0	$1,035.6	$727.5	42.4
Depreciation and amortization	(141.1)	(118.8)	18.8	(450.5)	(357.3)	26.1
Operating income	237.4	147.7	60.7	585.1	370.2	58.0
Interest expense on long-term debt	(101.5)	(47.7)	112.8	(302.8)	(152.5)	98.6
Foreign exchange gain (loss)	44.1	10.8	308.3	28.4	(46.4)	-
Change in the fair value of derivative instruments	(42.8)	(5.2)	723.1	(28.7)	(9.0)	218.9
Loss on repayment of long-term debt	-	-	-	-	(2.3)	-
Investment and other income (expense)	(1.0)	4.0	-	(1.1)	5.1	-
Income tax expense - current	(1.3)	(1.3)	-	(4.7)	(4.0)	17.5
Net income	$134.9	$108.3	24.6	$276.2	$161.1	71.4

(1)	As defined. See the “Key Performance Indicators and non-GAAP Measures - Operating Profit” section.

Rogers Wireless Inc.	6	Third Quarter 2005

Depreciation and Amortization Expense

Depreciation and amortization expense was higher in the three and nine months ended September 30, 2005 due to higher property, plant and equipment (“PP&E”) expenditure levels over the last several periods and the impact of the depreciation and amortization of tangible and intangible assets arising from the acquisition of Fido in the fourth quarter of 2004.

Operating Income

Operating income grew to $237.4 million for the three months ended September 30, 2005 and $585.1 million for the nine month period. The 60.7% and 58.0% increases from the respective periods in 2004 reflect the combination of increased operating profit partially offset by increased depreciation and amortization expense.

Interest on Long-Term Debt

Interest expense increased by $53.8 million in the three months ended September 30, 2005, and $150.3 million in the nine months ended September 30, 2005 compared to the corresponding period in 2004 due to the increase in long-term debt in the fourth quarter of 2004 associated with the acquisition of Fido, partially offset by a decrease in the weighted average interest rates for the third quarter and year-to-date of 2005 compared to 2004.

Foreign Exchange Gain (Loss)

For the first six months of 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes; all foreign exchange gains and losses were therefore recorded in income. Hedge accounting was applied for the three months ended September 30, 2004 and for each of the quarters in the nine months ended September 30, 2005 which resulted in the foreign exchange gain or loss on 79.1% of our U.S. dollar-denominated debt that is hedged for accounting purposes being offset by an equal and opposite gain or loss in the qualified cross-currency interest rate exchange agreements. As a result, for the nine months ended September 30, 2004, we recorded a significant foreign exchange loss reflecting the exposure to foreign exchange fluctuations between the U.S. and Canadian dollars for the first six months of 2004.

In addition to the impact of hedge accounting, the $44.1 million foreign exchange gain in the three month period ended September 30, 2005 ($28.4 million gain - nine months ended September 30, 2005) was a significant increase from the $10.8 million foreign exchange gain in the corresponding period of 2004 ($46.4 million loss - nine months ended September 30, 2004) given the strengthening of the Canadian dollar relative to the U.S. dollar during these periods of 2005 relative to 2004.

Rogers Wireless Inc.	7	Third Quarter 2005

Change in Fair Value of Derivative Instruments

For the three and nine months ended September 30, 2005, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in losses of $42.8 million and $28.7 million, respectively. For the three and nine months ended September 30, 2004, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $5.2 million and a loss of $9.0 million, respectively.

Income Tax Expense

Income taxes for the three and nine months ended September 30, 2005 and for the corresponding periods in 2004 consisted primarily of current income tax expense relating to the Federal Large Corporations Tax.

Net Income

We recorded net income of $134.9 million in the three months ended September 30, 2005, compared to $108.3 million in the corresponding period of 2004. On a year-to-date basis, net income rose $115.1 million to $276.2 million.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT (ACTUAL)

Our additions to Wireless property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions of dollars)	2005	2004	% Chg	2005	2004	% Chg
Additions to PP&E
Network - capacity	$41.6	$32.2	29.2	$203.6	$179.3	13.6
Network - other	21.8	37.3	(41.6)	63.1	75.3	(16.2)
Information technology and other	19.5	20.4	(4.4)	51.6	51.2	0.8
Integration of Fido	23.9	-	-	61.5	-	-
Total additions to PP&E	$106.8	$89.9	18.8	$379.8	$305.8	24.2

The $106.8 million additions to Wireless PP&E for the third quarter, and $379.8 million on a year-to-date basis, reflect spending on network capacity and quality enhancements. Additions to PP&E in the three and nine months ended September 30, 2005 also include $23.9 million and $61.5 million, respectively, of expenditures related to the Fido integration.

Network-related additions to PP&E in the third quarter of 2005 primarily reflect capacity expansion of the GSM/GPRS network and transmission. The remaining network-related additions to PP&E relate primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E reflect information technology initiatives and other facilities and equipment.

Rogers Wireless Inc.	8	Third Quarter 2005

UPDATE ON FIDO INTEGRATION

The integration of Fido continued to progress during the three months ended September 30, 2005. To date, we have successfully completed the integration of the Fido GSM network across the country, as well as completed the migration of the Fido prepaid subscriber base onto the Rogers’ prepaid billing system. Integration of the postpaid billing platform and other back office systems continue to progress with substantial completion of the overall integration work expected by the end of 2005.

During the third quarter, further adjustments of $10.9 million were made to the purchase price allocation from that recorded on a preliminary basis at December 31, 2004. These are in addition to the $44.8 million in adjustments reflected in the three months ended June 30, 2005. The estimated liabilities for Fido restructuring costs accrued as part of the purchase price allocation have decreased by a total of $55.7 million from $129.0 million recorded at December 31, 2004 to $73.3 million due to revisions to the restructuring plan. The adjustments to these liabilities assumed on acquisition and the payments made in the nine months ended September 30, 2005 are as follows:

	As at				As at
	December 31,		Revised		September 30,
	2004	Adjustments	Liabilities	Payments	2005
Network decommissioning and restoration costs	$52,806	$(18,505)	$34,301	$(9,150)	$25,151
Lease and other contract termination costs	48,329	(21,648)	26,681	(22,520)	4,161
Involuntary severance	27,891	(15,557)	12,334	(4,568)	7,766
Liabilities assumed on acquisition	$129,026	$(55,710)	$73,316	$(36,238)	$37,078

Severance and retention payments to Fido employees are estimated to be approximately $21.0 million, of which $12.3 million is accrued as part of the restructuring costs in the purchase price allocation. Of the remaining $8.7 million, $4.0 million has been incurred as of September 30, 2005 and is included in integration expenses.

Total integration expenses incurred during the three and nine months ended September 30, 2005 are $12.8 million and $28.4 million, respectively. These integration expenses have been recorded within operating expenses. These expenses include various severance, consulting and other incremental restructuring costs directly related to the acquisition. In addition, during the three and nine months ended September 30, 2005, we incurred $23.9 million and $61.5 million, respectively, of property, plant and equipment expenditures relating to the integration of the Fido network.

Rogers Wireless Inc.	9	Third Quarter 2005

Summarized Consolidated Financial Results - Pro Forma Analysis

Basis of Pro Forma Information

Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the transaction relating to Fido, as described in our 2004 Annual MD&A, had occurred on January 1, 2003. Such information is based on our historical financial statements, the historical financial statements of Fido, and the accounting for the purchase of Fido.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Fido’s historically reported financial information to conform it to our accounting policies, the impacts of purchase accounting, and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in RWCI into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon certain estimates and assumptions that we believe are reasonable. Accounting policies used in the preparation of these statements are those disclosed in our 2004 Annual Audited Consolidated Financial Statements and Notes thereto.

Rogers Wireless Inc.	10	Third Quarter 2005

The tables below present selected unaudited pro forma information.

Summarized Consolidated Financial Results (Pro Forma)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004		2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating revenue
Postpaid (voice and data)	$899.1	$734.7	22.4	$2,466.1	$2,028.2	21.6
Prepaid	55.4	53.9	2.8	156.4	163.6	(4.4)
One-way messaging	5.2	6.0	(13.3)	15.2	18.7	(18.7)
Network revenue	959.7	794.6	20.8	2,637.7	2,210.5	19.3
Equipment sales	109.2	100.1	9.1	270.5	232.5	16.3
Total operating revenue	$1,068.9	$894.7	19.5	$2,908.2	$2,443.0	19.0
Operating expenses
Cost of equipment sales	$209.1	$184.8	13.1	$530.0	$458.8	15.5
Sales and marketing expenses	153.1	122.0	25.5	410.3	355.4	15.4
Operating, general and administrative expenses	312.4	288.4	8.3	894.9	837.7	6.8
Management fees	3.0	2.9	3.4	9.0	8.7	3.4
Integration expenses(1)	12.8	-	-	28.4	-	-
Total operating expenses	$690.4	$598.1	15.4	$1,872.6	$1,660.6	12.8
Operating profit (2)	378.5	296.6	27.6	1,035.6	782.4	32.4
Operating profit margin as % of network revenue (2)	39.4%	37.3%		39.3%	35.4%
Additions to property, plant and equipment ("PP&E")(2)	$106.8	$128.5	(16.9)	379.8	504.0	(24.6)

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit, Operating Profit Margin, and Additions to Property, Plant and Equipment” sections.

Wireless Revenue and Subscribers (Pro Forma)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2005	2004			2005	2004
(Subscriber statistics in thousands, except ARPU and churn)	Actual	Pro Forma	Chg	% Chg	Actual	Pro Forma	Chg	% Chg
Postpaid (Voice and Data)(1)
Gross additions(2)	394.9	397.2	(2.3)	(0.6)	1,031.3	1,049.4	(18.1)	(1.7)
Net additions(2)	194.9	166.6	28.3	17.0	400.6	397.8	2.8	0.7
Total postpaid retail subscribers(2)					4,615.7	4,019.5	596.2	14.8
ARPU(3)	$66.83	$62.33	$4.50	7.2	$63.02	$59.37	$3.65	6.1
Churn	1.50%	1.97%	(0.47%)	(23.9)	1.62%	1.92%	(0.30%)	(15.6)
Prepaid
Gross additions	153.1	123.7	29.4	23.8	416.2	348.4	67.8	19.5
Net additions (losses)(4)	18.1	6.8	11.3	166.2	1.9	(58.6)	60.5	-
Adjustment to subscriber base (5)	-	-	-	-	-	(74.8)	74.8	-
Total prepaid retail subscribers					1,336.0	1,279.3	56.7	4.4
ARPU(3)	$13.91	$14.12	$(0.21)	(1.5)	$13.16	$13.71	$(0.55)	(4.0)
Churn(4)	3.40%	3.07%	0.33%	10.7	3.49%	3.40%	0.09%	2.6
Total - Postpaid and Prepaid
Gross additions(2)	548.0	520.9	27.1	5.2	1,447.5	1,397.8	49.7	3.6
Net additions(2)	213.0	173.4	39.6	22.8	402.5	339.2	63.3	18.7
Adjustment to subscriber base (5)	-	-	-	-	-	(74.8)	74.8	-
Total retail subscribers(2)					5,951.7	5,298.8	652.9	12.3
ARPU (blended)(3)	$54.76	$50.54	$4.22	8.3	$51.41	$47.55	$3.86	8.1
Churn	1.94%	2.24%	(0.30%)	(13.4)	2.06%	2.31%	(0.25%)	(10.8)
Wholesale (1)
Total wholesale subscribers	88.2	-	-	-	88.2	-	-	-

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.

Rogers Wireless Inc.	11	Third Quarter 2005

(2)
Total postpaid retail subscribers at September 30, 2005 includes approximately 31,000 subscribers purchased from Rogers Telecom Inc. (“Telecom”). These 31,000 subscribers are not included in gross or net additions.

(3)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(4)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the nine months ended September 30, 2005 and reducing prepaid churn by 0.13% for the nine months ended September 30, 2005. There was no impact in the three months ended September 30, 2005.

(5)
At the beginning of the second quarter of 2004, Fido removed 74,843 inactive prepaid customers from its retail subscriber base. This adjustment was not reflected in the calculation of prepaid and blended churn rates or in net additions (losses) as these operating statistics are presented net of such adjustments.

Wireless Network Revenue (Pro Forma)

The pro forma quarterly network revenue increase of 20.8% over the third quarter of 2004 and of 19.3% on a year-to-date basis reflect the 12.3% increase in the number of retail wireless voice and data subscribers from September 30, 2004 combined with the 8.3% and 8.1% year-over-year increase in quarterly and year-to-date blended postpaid and prepaid ARPU.

We added 194,900 net postpaid voice and data subscribers for the quarter and 400,600 year-to-date compared to 166,600 on a pro forma basis in the third quarter of 2004 and 397,800 for the year-to-date period of 2004, while prepaid voice subscriber net additions were 18,100 for the quarter and 1,900 year-to-date compared to 6,800 on a pro forma basis in the third quarter of 2004 and a net loss of 58,600 for the year-to-date period of 2004.

The 7.2% third quarter and 6.1% year-to-date growth in pro forma postpaid ARPU reflect the continued growth of both wireless data and roaming revenues as well as an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers travelling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize our network.

Data revenues represented approximately 8.5% of network revenue in the third quarter of 2005 compared to 5.1% of pro forma network revenue in the third quarter of 2004, reflecting the continued rapid growth of Blackberry, SMS and MMS, downloadable ring tones, music, games, and other wireless data services and applications. Wireless pro forma data revenue grew by 99.0% year over year, to $81.2 million for the three months ended September 30, 2005.

Prepaid ARPU for the third quarter of 2005 decreased on a pro forma basis by 1.5% versus 2004 to $13.91, while on a year-to-date basis, prepaid ARPU decreased on a pro forma basis by 4.0% versus 2004 to $13.16. The decline primarily reflects the increased focus by Fido on higher revenue postpaid subscribers and the introduction of competitive prepaid offerings into the market.

Postpaid voice and data subscriber churn decreased to 1.50% for the quarter and 1.62% year-to-date from the pro forma rate of 1.97% in the third quarter of 2004 and 1.92% for the year-to-date period in 2004 as a result of our proactive and targeted customer acquisition and retention programs as well as from the increased network density and coverage quality resulting from the integration of the Fido GSM network.

Rogers Wireless Inc.	12	Third Quarter 2005

Prepaid churn increased to 3.40% in the third quarter of 2005 and 3.49% year-to-date from the pro forma rate of 3.07% in the third quarter of 2004 and 3.40% year-to-date period in 2004.

Wireless Operating Expenses (Pro Forma)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004		2005	2004
(In millions of dollars, except per subscriber statistics)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Operating expenses
Cost of equipment sales	$209.1	$184.8	13.1	$530.0	$458.8	15.5
Sales and marketing expenses	153.1	122.0	25.5	410.3	355.4	15.4
Operating, general and administrative expenses	312.4	288.4	8.3	894.9	837.7	6.8
Management fees	3.0	2.9	3.4	9.0	8.7	3.4
Integration expenses(1)	12.8	-	-	28.4	-	-
Total operating expenses	$690.4	$598.1	15.4	$1,872.6	$1,660.6	12.8
Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses)(2)	$21.12	$20.39	3.6	$20.07	$20.41	(1.7)
Sales and marketing costs per gross subscriber addition(2)	$364	$315	15.6	$372	$349	6.6

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

The increase in the cost of equipment sales for the third quarter and year-to-date periods of 2005 over the pro forma cost of equipment sales for the corresponding periods in 2004 reflects increased volumes in handset upgrades.

The $31.1 million and $54.9 million year-over-year increases in quarterly and year-to-date sales and marketing expenses, respectively, on a pro forma basis, primarily reflects heightened marketing activity during the third quarter of 2005 associated with, among other things, initiatives to migrate customers to longer-term contracts and competitive activities in the market. These factors resulted in the 15.6% pro forma increase in our sales and marketing costs per gross addition to $364 for the third quarter and 6.6% increase to $372 year-to-date.

The year-over-year increase in third quarter and year-to-date operating, general and administrative expenses on a pro forma basis of $24.0 million and $57.2 million respectively is primarily attributable to the increases in retention spending and growth in network operating expenses reflective of the growth in our subscriber base. These same factors have led to the increase in the year-to-date operating expenses.

The $0.73 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, on a pro forma basis, in the third quarter of 2005 reflects the cost of integrating Fido’s operations and our increased spending on handset upgrades associated with targeted retention programs. Total retention spending (including subsidies on handset upgrades) was $77.9 million in the third quarter of 2005 compared to $64.7 million on a pro forma basis in the corresponding period in 2004.

Rogers Wireless Inc.	13	Third Quarter 2005

Wireless Operating Profit (Pro Forma)

Operating profit increased by $81.9 million in the third quarter of 2005, or 27.6%, over operating profit on a pro forma basis for the third quarter of 2004. This resulted in an increase in the operating profit margin to 39.4% from 37.3% on a pro forma basis in 2004. On a year-to-date basis, operating profit margin increased to 39.3% as the growth in network revenue continued to outstrip the increases in operating expenses.

ADDITIONS TO PROPERTY PLANT AND EQUIPMENT (PRO FORMA)

The following table presents actual and pro forma information of additions to property, plant and equipment.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2005	2004		2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg	Actual	Pro Forma	% Chg
Additions to PP&E
Network - capacity	$41.6	$94.7	(56.1)	$203.6	$337.1	(39.6)
Network - other	21.8	4.1	431.7	63.1	89.0	(29.1)
Information technology and other	19.5	29.7	(34.3)	51.6	77.9	(33.8)
Integration of Fido	23.9	-	-	61.5	-	-
Total additions to PP&E	$106.8	$128.5	(16.9)	$379.8	$504.0	(24.6)

Additions to property, plant and equipment for the third quarter of 2005 decreased by $21.7 million versus pro forma additions to property, plant and equipment in the third quarter of 2004, and by $124.2 million on a year-to-date basis. This decrease is directly attributable to reduced spending at Fido as a result of the acquisition.

LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three month period ended September 30, 2005, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $275.8 million from $221.2 million in the corresponding period of 2004. The $54.6 million increase is primarily the result of $112.0 million increase in operating profit partially offset by a $53.8 million increase in interest expense.

Taking into account the changes in non-cash working capital items for the three month period ended September 30, 2005, cash generated from operations was $307.8 million, compared to $223.6 million in the corresponding period of 2004.

Rogers Wireless Inc.	14	Third Quarter 2005

Total funds raised in the three month period ended September 30, 2005, aggregated $308.4 million comprised of cash flow from operations of $307.8 million together with $0.6 million increase in mortgages and leases.

Funds used during the three month period ended September 30, 2005, totalled approximately $338.4 million, the details of which are:

•	$88.4 million additions to PP&E, net of the $18.3 million change in non-cash working capital; and
•	$250.0 million repayment of intercompany debt owing to RWCI.

Taking into account the cash balance of $69.3 million at the beginning of the quarter, the cash on hand at September 30, 2005 was $39.3 million.

Financing

Our long-term financial instruments are described in Notes 9 and 10 to the Consolidated Financial Statements. Other than the $250.0 million repayment of intercompany debt owing to RWCI, there was no change in our financing during the three month period ended September 30, 2005 compared to the prior three month period.

Interest Rates and Foreign Exchange Management

Economic Hedge Analysis

For the purpose of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures, in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.

There have been no changes in our hedging status during the nine months ended September 30, 2005 from that disclosed in the 2004 MD&A. As at September 30, 2005, 97.2% of our U.S. dollar denominated debt was hedged on an economic basis and 79.1% was hedged on an accounting basis.

Rogers Wireless Inc.	15	Third Quarter 2005

	September 30,		December 31,
(In millions of dollars, except percentages)	2005		2004
U.S. dollar-denominated long-term debt	US	$3,364.9	US	$3,364.9

Hedged with cross-currency interest rate exchange agreements	US	$3,271.8	US	$3,271.8

Hedged Exchange Rate		1.2826		1.2826

Percent Hedged		97.2%	(1)	97.2%

Effect of cross-currency interest rate exchange agreements:

Converted US $ principal of	US	$550.0	US	$550.0
at US $ floating rate of LIBOR plus		3.13%		3.13%
for all-in rate of		7.00%		5.53%
to Cdn $ floating at bankers acceptance plus		3.42%		3.42%
for all-in rate of		6.33%		6.06%
on Cdn $ principal of	Cdn	$652.7	Cdn	$652.7

Converted US $ principal of	US	$2,670.0	US	$2,670.0
at US $ fixed rate of		7.61%		7.61%
to Cdn $ fixed rate of		8.34%		8.34%
on Cdn $ principal of	Cdn	$3,476.3	Cdn	$3,476.3

Converted US $ principal of	US	$51.8	US	$51.8
at US $ fixed rate of		9.38%		9.38%
to Cdn $ floating at bankers acceptance plus		2.67%		2.67%
for all-in rate of		5.54%		5.30%
on Cdn $ principal of	Cdn	$67.4	Cdn	$67.4

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$4,963.1	Cdn	$4,952.6
Total long-term debt at fixed rates	Cdn	$4,243.0	Cdn	$4,232.5
Percent of long-term debt fixed		85.5%		85.5%

Weighted average interest rate on long-term debt		8.05%		8.04%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on Sepember 30, 2005, Wireless accounted for 81.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 79.1% of U.S. dollar-denominated debt is hedged for accounting purposes versus 97.2% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Outstanding Share Data

There were no changes in our outstanding shares during the nine months ended September 30, 2005.

Dividends and Distributions

We did not declare or pay dividends during the nine months ended September 30, 2005.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2004 Annual MD&A, and are further discussed in the Notes to our 2004 Annual Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2004.

Rogers Wireless Inc.	16	Third Quarter 2005

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2004 Annual MD&A. The only significant changes to those regulations since December 31, 2004, are as follows:

Restrictions on Non-Canadian Ownership and Control

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005 which stated, among other things, that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally”. Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime and this panel may review the foreign ownership rules applicable to telecommunications.

National Tower Policy Review

On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. Some of the Review recommendations could increase our costs and lead to delays in acquiring new sites for cellular towers. Industry Canada is currently considering various proposals.

Wireless Number Portability

As discussed further below, the federal budget was released on February 23, 2005 and in the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP.

UPDATE TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2004 Annual MD&A. The only significant changes to those risks and uncertainties since December 31, 2004, are as follows:

Rogers Wireless Inc.	17	Third Quarter 2005

The Implementation of Wireless Number Portability in Canada Could Create Significant Costs for us and Increase Churn

Over the past several years, certain countries in Europe and Asia have mandated wireless number portability (“WNP”). In 2004, the U.S. wireless industry also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. The CRTC recently stated that it intends to review the matter in its 2005/2006 planning period (April 1, 2005 to March 31, 2006). The federal budget was released on February 23, 2005. In the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP. In a letter dated March 18, 2005 to the CRTC, the Minister of Industry noted that WNP was already on the CRTC’s 2005/2006 work program and stated that he was therefore confident that the CRTC would deal with this matter in an expeditious manner. The letter noted that the government understands that WNP includes wireless-to-wireless, wireline-to-wireless and wireless-to-wireline number portability. This implementation of WNP would require carriers, including ourselves, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.

On April 21, 2005, the Canadian Wireless Telecommunications Association (“CWTA”) announced that Canada’s wireless carriers, including ourselves, agreed to implement number portability in Canada, and have begun the planning efforts required to achieve this result.

The CWTA contracted with an independent consultant to complete a comprehensive project plan outlining specific milestones for this process. The plan was completed and released on September 12, 2005. The CWTA and the wireless carriers endorsed the start date of September 12, 2007 as outlined in the consultant’s report. On September 16, 2005, the CRTC released a Public Notice requesting comments on a number of regulatory issues, as well as the implementation date of September, 2007. This was followed up on September 23, 2005 with a request to consider a phased approach. A firm date on the implementation is not known at this time pending the outcome of the Public Notice.

Our Expansion and Investment in the Inukshuk Business May Have Considerable Risks

On September 16, 2005, we announced a joint venture with Bell Canada to build a nationwide fixed wireless network by pooling our respective fixed wireless spectrum holdings and access to our combined cellular tower and backhaul assets. This joint venture, known as Inukshuk, will require significant amounts of funding, will generate losses in the start up phase, and entails risks and uncertainties. Amongst other things, the nationwide fixed wireless network that the joint venture plans to fund and deploy is based upon an early generation of a relatively new technology, the standards for which may not become widely adopted. In addition, there is no certainty that the services that will be enabled by the fixed wireless network will function as planned or that such services would attract wide customer adoption at price points that would enable the joint venture to recover its costs.

Rogers Wireless Inc.	18	Third Quarter 2005

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2004 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;

•	Subscriber counts and subscriber churn;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing costs per gross subscriber addition.

We refer to three additional non-GAAP measures that are used in the various financial tables and discussions throughout the MD&A. The related definitions and reconciliations to GAAP measures of these three items are as follows:

Operating Profit

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), gains (losses) on repayment of long-term debt, change in fair value of derivative instruments and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our company to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

Operating Profit Margin

We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because it better reflects our core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

Rogers Wireless Inc.	19	Third Quarter 2005

Additions to Property, Plant and Equipment

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus on managing additions to PP&E because additions to PP&E have a direct impact on our cash flow.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provides a more accurate determination for period-to-period comparisons.

Rogers Wireless Inc.	20	Third Quarter 2005

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

There have been no significant changes to the intercompany and related party arrangements as disclosed in our 2004 Annual MD&A.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2005	2004	2005	2004
RCI:
Management fees	$3,006	$2,919	$9,018	$8,757
Rent income	(2,176)	(1,872)	(6,516)	(5,529)
Wireless products and services	(262)	(224)	(722)	(723)
Cost of shared operating expenses	62,033	51,983	175,315	151,265
Additions to PP&E (1)	22,208	9,950	55,992	17,780
	84,809	62,756	233,087	171,550
Rogers Cable:
Wireless products and services	(901)	(756)	(2,638)	(2,398)
Wireless products and services for resale	(10,763)	(5,168)	(22,512)	(12,182)
Transmission facilities usage	326	822	978	1,042
Rent income	(1,283)	(1,010)	(3,850)	(3,034)
Consolidated billing services (2)	(1,510)	(1,722)	(4,086)	(2,886)
Subscriber activation commissions and customer service	9,855	6,142	23,858	14,643
Charges for PP&E (1)	-	(1,011)	(125)	(1,011)
	(4,276)	(2,703)	(8,375)	(5,826)
Rogers Media Inc.:
Blue Jays tickets	26	-	53	-
Advertising	749	747	2,173	2,173
Rent income	(2,845)	(2,678)	(8,535)	(8,425)
Wireless services	(188)	(266)	(901)	(718)
	(2,258)	(2,197)	(7,210)	(6,970)
AT&T Wireless Services, Inc. ("AWE")(3) :
Roaming revenue	-	(5,872)	-	(12,146)
Roaming expense	-	2,547	-	8,977
Over-the-air activation services	-	-	-	31
	-	(3,325)	-	(3,138)
	$78,275	$54,531	$217,502	$155,616

(1)	Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.
(2)	Included in our accounts receivable at September 30, 2005 is approximately $23.6 million related to amounts outstanding for Rogers Cable services included on consolidated bills to our customers.
(3)	AWE, which is now owned by Cingular Wireless Corporation, was a related party until October 13, 2004, on which date RCI closed its purchase of AWE’s shares in Rogers Wireless.

On September 30, 2005, we purchased the wireless subscriber base and related working capital items of Telecom for $6.5 million.

Rogers Wireless Inc.	21	Third Quarter 2005

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our Company and/or RCI. During the three and nine months ended September 30, 2005 the total amounts paid by us to these related parties are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2005	2004	2005	2004
Legal services, and commissions paid on premiums for insurance coverage	$308	$616	$2,215	$1,416
Interest charges and other financing fees	-	3,459	8,872	7,516
	$308	$4,075	$11,087	$8,932

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2004 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2004 MD&A, we have identified the accounting policies and estimates that are critical to the understanding of business operations and of our results of operations. For the three and nine months ended September 30, 2005, there are no changes to our critical accounting policies from those found in our 2004 Annual MD&A.

NEW ACCOUNTING STANDARDS

There were no new accounting standards adopted in the nine months ended September 30, 2005.

SEASONALITY

Our operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year when higher usage and roaming typically result in higher network revenue and operating profit.

Rogers Wireless Inc.	22	Third Quarter 2005

SUPPLEMENTARY INFORMATION
Calculations of Non-GAAP Measures
(Actual)

	Three months ended September 30,		Nine months ended September 30,
($ in millions, except per subscriber figures) (subscribers in thousands)	2005	2004	2005	2004
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$899.1	$604.6	$2,466.1	$1,678.5
Divided by: Average postpaid wireless voice and data subscribers	4,484.4	3,240.8	4,347.8	3,155.4
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$66.83	$62.18	$63.02	$59.10
Prepaid ARPU (monthly)
Prepaid revenue	$55.4	$25.0	$156.4	$75.2
Divided by: Average prepaid subscribers	1,326.0	728.0	1,320.2	735.0
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$13.91	$11.45	$13.16	$11.37
Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$954.5	$629.6	$2,622.5	$1,753.7
Divided by: Average postpaid and prepaid wireless voice and data subscribers	5,810.4	3,968.8	5,668.0	3,890.4
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$54.76	$52.88	$51.41	$50.09
One-way messaging ARPU (monthly)
One-way messaging revenue	$5.2	$6.0	$15.2	$18.7
Divided by: Average one-way messaging subscribers	175.9	216.7	183.3	226.5
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$9.85	$9.19	$9.22	$9.15
Cost of acquisition per gross addition
Total sales and marketing expenses	$153.1	$96.8	$410.3	$285.1
Equipment margin loss (acquisition related)	48.7	23.1	134.9	66.5
	$201.8	$119.9	$545.2	$351.6
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	554.4	348.9	1,465.6	979.8
	$364	$344	$372	$359
Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$325.2	$210.4	$923.3	$609.7
Management fees	3.0	3.0	9.0	8.8
Equipment margin loss (retention related)	51.2	35.8	124.6	74.8
	$379.4	$249.2	$1,056.9	$693.3
Divided by: Average total wireless subscribers	5,986.3	4,185.5	5,851.3	4,116.9
Divided by: 3 months for the quarter and 9 months for year-to-date	3	3	9	9
	$21.12	$19.82	$20.07	$18.71
Equipment margin loss
Equipment sales	$109.2	$85.5	$270.5	$197.5
Cost of equipment sales	(209.1)	(144.4)	(530.0)	(338.8)
	$(99.9)	$(58.9)	$(259.5)	$(141.3)
Acquisition related	$(48.7)	$(23.1)	$(134.9)	$(66.5)
Retention related	(51.2)	(35.8)	(124.6)	(74.8)
	$(99.9)	$(58.9)	$(259.5)	$(141.3)

Rogers Wireless Inc.	23	Third Quarter 2005

SUPPLEMENTARY INFORMATION
QUARTERLY SUMMARY (Actual)

		2005			2004				2003
(in thousands of dollars)	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating revenue
Postpaid (voice and data)	$750,195	$816,751	$899,135	$513,077	$560,852	$604,541	$682,658	432,834	464,582	510,908	502,749
Prepaid	48,062	52,981	55,336	24,566	25,632	25,013	41,447	21,121	21,720	21,172	27,242
One-way messaging	5,054	4,960	5,198	6,386	6,293	5,973	5,828	7,432	6,876	6,815	6,442
Network revenue	803,311	874,692	959,669	544,029	592,777	635,527	729,933	461,387	493,178	538,895	536,433
Equipment sales	72,060	89,194	109,221	48,812	63,143	85,609	83,695	35,731	39,284	49,720	53,166
Total operating revenue	875,371	963,886	1,068,890	592,841	655,920	721,136	813,628	497,118	532,462	588,615	589,599
Operating expenses
Cost of equipment sales	159,586	161,325	209,074	85,416	109,016	144,410	170,698	73,638	83,761	94,610	128,762
Sales and marketing expenses	123,978	133,179	153,110	92,452	95,810	96,870	159,247	82,846	82,007	85,233	111,912
Operating, general and administrative expenses	289,551	292,914	312,444	195,316	204,002	210,345	269,583	184,824	184,121	186,464	181,991
Integration expenses	3,870	11,710	12,772	-	-	-	-	-	-	-	-
Management fees	3,006	3,006	3,007	2,919	2,919	2,918	2,919	2,834	2,834	2,834	2,834
Total operating expenses	579,991	602,134	690,407	376,103	411,747	454,543	602,447	344,142	352,723	369,141	425,499
Operating profit (1)	295,380	361,752	378,483	216,738	244,173	266,593	211,181	152,976	179,739	219,474	164,100
Depreciation and amortization	145,428	163,932	141,186	116,498	121,885	118,944	140,347	119,124	125,232	129,069	145,174
Operating income	149,952	197,820	237,297	100,240	122,288	147,649	70,834	33,852	54,507	90,405	18,926
Interest on long-term debt	99,971	101,321	101,531	55,356	49,436	47,630	66,944	48,044	49,655	49,350	46,558
Interest on note payable to RCI.	-	-	-	-	-	-	7,196	-	-	-	-
Foreign exchange gain (loss)	(3,987)	(11,754)	44,163	(24,376)	(32,776)	10,783	(345)	52,289	53,483	2,008	27,462
Change in fair value of derivative instruments	3,759	10,340	(42,767)	(18,900)	15,060	(5,206)	1,246	-	-	-	-
Loss on repayment of debt	-	-	-	(2,313)	-	-	-	-	-	-	-
Other income (expense)	(740)	609	(975)	1,037	18	4,036	2,849	(124)	134	851	71
Income tax expense	(1,789)	(1,661)	(1,296)	(1,319)	(1,319)	(1,320)	(2,540)	(1,378)	(1,369)	(1,166)	1,539
Net income (loss) for the period	$47,224	$94,033	$134,891	$(987)	$53,835	$108,312	$(2,096)	$36,595	$57,100	$42,748	$1,440
Earnings (loss) per share - basic and diluted	$29.44	$58.63	$84.10	$(0.62)	$33.57	$67.52	$(1.30)	$22.81	$35.60	$26.65	$0.90
Operating profit margin as % of network revenue	36.8%	41.4%	39.4%	39.8%	41.2%	42.0%	28.9%	33.2%	36.4%	40.7%	30.6%
Other Statistics:
Additions to PP&E (2)	119,228	153,736	106,844	130,887	84,992	89,911	133,367	77,693	98,793	116,379	119,068
Wireless (voice and data) retail subscribers (3)(5)	5,583,200	5,707,700	5,951,700	3,843,200	3,925,800	4,023,300	5,518,200	3,458,300	3,501,600	3,616,700	3,789,400
One-way subscribers	186,200	179,300	172,900	231,300	221,300	210,600	196,100	289,100	273,200	258,400	241,300
Wholesale subscribers(4)	98,600	106,400	88,200	-	-	-	91,200	-	-	-	-

(1)	As previously defined. See "Key Performance Indicators and Non-GAAP measures- Operating Profit and Operating Profit Margin" sections.
(2)	As previously defined. See "Key Performance Indicators and Non-GAAP measures- Additions to PP&E" section.
(3)	Includes Fido subscriber base upon acquisition effective November 9, 2004.
(4)	Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under 'wholesale'.
(5)	Total wireless retail subscribers at September 30, 2005 includes approximately 31,000 subscribers acquired as part of the purchase of Call-Net Enterprises Inc. ("Telecom").

Rogers Wireless Inc.	24	Third Quarter 2005

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Update to Risks and Uncertainties” below and the “Risks and Uncertainties” section in our 2004 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F, as well as a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Wireless Inc.	25	Third Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Financial Statements
Three and Nine Months Ended September 30, 2005

Rogers Wireless Inc	1	Third Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars, except per share amounts)	2005	2004	2005	2004
Operating revenue:
Postpaid (voice and data)	$899,135	$604,541	$2,466,081	$1,678,470
Prepaid	55,336	25,013	156,379	75,211
One-way messaging	5,198	5,973	15,212	18,652
Network revenue	959,669	635,527	2,637,672	1,772,333
Equipment sales	109,221	85,609	270,475	197,564
Total operating revenue	1,068,890	721,136	2,908,147	1,969,897
Operating expenses:
Cost of equipment sales	209,074	144,410	529,985	338,842
Sales and marketing expenses	153,110	96,870	410,267	285,132
Operating, general and administrative expenses	312,444	210,345	894,909	609,663
Management fees	3,007	2,918	9,019	8,756
Integration expenses	12,772	-	28,352	-
Depreciation and amortization	141,186	118,944	450,546	357,327
Operating income	237,297	147,649	585,069	370,177
Interest expense on long-term debt	101,531	47,630	302,823	152,422
	135,766	100,019	282,246	217,755
Foreign exchange gain (loss)	44,163	10,783	28,422	(46,369)
Change in the fair value of derivative instruments	(42,767)	(5,206)	(28,668)	(9,046)
Loss on repayment of long-term debt	-	-	-	(2,313)
Investment and other income (expense)	(975)	4,036	(1,106)	5,091
Income before income taxes	136,187	109,632	280,894	165,118
Income tax expense - current	1,296	1,320	4,746	3,958
Net income for the period	$134,891	$108,312	$276,148	$161,160
Earnings per share - basic and diluted (note 6)	$84.10	$67.53	$172.16	$100.47

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	2	Third Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):
Operating activities:
Net income for the period	$134,891	$108,312	$276,148	$161,160
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	141,186	118,944	450,546	357,327
Unrealized foreign exchange gain (loss)	(45,466)	(10,827)	(29,958)	44,773
Stock-based compensation	2,462	1,059	8,522	3,178
Change in the fair value of derivative instruments	42,767	5,206	28,668	9,046
Loss on repayment of long-term debt	-	-	-	2,313
Gain on sale of investments	-	(1,445)	-	(1,445)
	275,840	221,249	733,926	576,352
Change in non-cash working capital items	31,997	2,311	(72,879)	(118,905)
	307,837	223,560	661,047	457,447
Financing activities:
Issuance of long-term debt	30,906	28,000	30,906	1,400,500
Repayment of long-term debt	(30,266)	(77,387)	(30,662)	(1,484,509)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	-	58,416
Premium on repayment of long-term debt	-	-	-	(34,713)
Repayment of notes payable to Rogers Wireless Communications Inc.	(250,000)	-	(250,000)	-
Financing costs incurred	-	-	-	(10,904)
	(249,360)	(49,387)	(249,756)	(71,210)
Investing activities:
Property, plant and equipment ("PP&E") expenditures	(106,844)	(89,911)	(379,808)	(305,790)
Exercise of Fido call right on warrants	-	-	(38,778)	-
Change in non-cash working capital items related to PP&E expenditures	18,347	31,846	(3,290)	40,771
Acquisition of spectrum licences	-	-	(4,765)	(5,913)
Proceeds on sale of investment	-	1,445	-	1,445
Other	-	(1,227)	-	(1,227)
	(88,497)	(57,847)	(426,641)	(270,714)
Increase (decrease) in cash	(30,020)	116,326	(15,350)	115,523
Cash and cash equivalents (deficiency), beginning of period	69,324	(5,141)	54,654	(4,338)
Cash, end of period	$39,304	$111,185	$39,304	$111,185
Supplemental cash flow information:
Interest paid	$73,860	$39,427	$270,646	$129,930
Income taxes paid	1,163	1,679	4,658	4,964

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2005	2004	2005	2004
Cash provided by (used in):
Decrease in accounts receivable	$(83,324)	$(31,887)	$(67,572)	$(39,055)
Decrease (increase) in other assets and deferred charges	40,309	11,031	17,363	(12,280)
Increase (decrease) in accounts payable and accrued liabilities	72,196	14,346	(20,880)	(92,557)
Increase (decrease) in unearned revenue	6,303	5,359	241	2,859
Increase (decrease) in amounts due to affiliated companies, net	(3,487)	3,462	(2,031)	22,128
	$31,997	$2,311	$(72,879)	$(118,905)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	3	Third Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Balance Sheets

	September 30,	December 31,
(In thousands of dollars)	2005	2004
Assets
Current assets
Cash and cash equivalents	$39,304	$54,654
Accounts receivable	488,815	410,432
Other current assets	87,900	103,679
	616,019	568,765
Property, plant and equipment	2,615,655	2,586,264
Intangible assets	967,940	1,076,156
Goodwill	725,845	757,545
Deferred charges	50,592	57,915
Other long-term assets	5,896	8,158
	$4,981,947	$5,054,803
Liabilities and Shareholder's Deficiency
Liabilities
Current liabilities
Accounts payable and accrued liabilities	611,885	$726,663
Amounts payable to related parties (note 3)	106,492	350,000
Current portion of long-term debt (note 4)	182,807	932
Due to parent and affiliated companies (note 9)	43,767	45,798
Unearned revenue	69,411	69,170
	1,014,362	1,192,563
Long-term debt (note 4)	4,382,794	4,693,174
Derivative instruments	451,366	315,311
	5,848,522	6,201,048
Shareholder's deficiency (note 5)	(866,575)	(1,146,245)
	$4,981,947	$5,054,803

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	4	Third Quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Statements of Deficit

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
(In thousands of dollars)	2005	2004
Deficit, beginning of period	$(1,249,620)	$(1,406,433)
Adjustment for stock-based compensation	-	(2,251)
As restated	(1,249,620)	(1,408,684)
Net income for the period	276,148	161,160
Distribution to related party (note 3)	(5,000)	-
Deficit, end of period	$(978,472)	$(1,247,524)

See accompanying Notes to Unaudited Consolidated Financial Statements.

Rogers Wireless Inc.	5	Third Quarter 2005

Rogers Wireless Inc.
Notes to Unaudited Consolidated Financial Statements
Three Months and Nine Months Ended September 30, 2005 and 2004

These Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements. They should be read in conjunction with the Audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004.

1.    Basis of Presentation and Accounting Policies:

The interim Unaudited Consolidated Financial Statements include the accounts of Rogers Wireless Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what subsequent quarters’ operating results will be.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements. Certain comparative figures have been reclassified to conform with the current period’s presentation.

2.    Business Combination:

On November 9, 2004, the Company acquired all of the issued and outstanding shares of Microcell Telecommunications Inc. (“Fido”). Adjustments to the purchase price allocation from those recorded at December 31, 2004 were reflected in the June 30, 2005 interim consolidated financial statements. During the three months ended September 30, 2005, an additional adjustment of $10.9 million was made to reduce the accrued liability for network decommissioning and restoration costs related to those liabilities assumed on acquisition of Fido. The offset to this adjustment was a reduction in goodwill.

During the nine months ended September 30, 2005, the Company made payments against the liabilities assumed on acquisition of Fido of $9.2 million in certain network decommissioning costs, $22.5 million in lease and other contract termination costs and $4.6 million in involuntary severance costs.

During the three and nine months ended September 30, 2005, the Company incurred integration expenses of $12.8 million and $28.4 million, respectively.

Rogers Wireless Inc.	6	Third Quarter 2005

3.    Amounts payable to related parties:

	September 30,	December 31,
(In thousands of dollars)	2005	2004
Rogers Wireless Communications Inc. ("RWCI")	$100,000	$350,000
Rogers Telecom Inc. ("Telecom")	6,492	-
	$106,492	$350,000

On September 30, 2005, the Company purchased the wireless subscriber base and related working capital items of Rogers Telecom Inc. (“Telecom”), a subsidiary of Rogers Communications Inc (“RCI”), the Company’s parent for $6.5 million. The assets are recorded in the accounts of the Company at the carrying value of Telecom. Since the carrying value of the subscriber base was nil, the excess consideration over the carrying value of the acquired assets is recorded as a distribution to a related party.

4.    Long-term Debt:

		Interest	September 30,	December 31,
(In thousands of dollars)		Rate	2005	2004
(i)	Senior Secured Notes, due 2006	10.50%	160,000	$160,000
(ii)	Floating Rate Senior Secured
	Notes, due 2010	Floating	638,605	661,980
(iii)	Senior Secured Notes, due 2011	9.625%	568,939	589,764
(iv)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
(v)	Senior Secured Notes, due 2012	7.25%	545,717	565,692
(vi)	Senior Secured Notes, due 2014	6.375%	870,825	902,700
(vii)	Senior Secured Notes, due 2015	7.50%	638,605	661,980
(viii)	Senior Secured Debentures, due 2016	9.75%	179,855	186,438
(ix)	Senior Subordinated Notes, due 2012	8.00%	464,440	481,440
(x)	Mortgage payable, capital leases and other	Various	38,615	24,112
			4,565,601	4,694,106
Less current portion			(182,807)	(932)
			$4,382,794	$4,693,174

5.    Shareholder’s Deficiency:

	September 30,	December 31,
(In thousands of dollars)	2005	2004
Capital stock:
Issued and outstanding-
1,603,628 Class A Common Shares	$96,885	$96,885
Contributed surplus	15,012	6,490
	111,897	103,375
Deficit	(978,472)	(1,249,620)
	$(866,575)	$(1,146,245)

Rogers Wireless Inc.	7	Third Quarter 2005

Stock based compensation:

During the three and nine months ended September 30, 2005, the Company recorded compensation expense of approximately $2.4 million and $8.5 million, respectively (2004 - $1.0 million and $3.1 million, respectively) related to RCI stock options granted to employees, with a corresponding adjustment to contributed surplus.

The weighted average estimated fair value at the date of the grant for the RCI options granted for the three and nine months ended September 30, 2005 was $17.52 per share and $15.46 per share, respectively (2004 - nil and nil, respectively). The fair value of each RCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Risk-free interest rate	3.69%	-	3.99%	-
Dividend yield	0.23%	-	0.29%	-
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	39.14%	-	43.66%	-
Weighted average expected life of the options	5.2	-	5.6	-

6.    Earnings Per Share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except per share amounts)	2005	2004	2005	2004
Numerator:
Net income for the period - Basic and diluted	$134,891	$108,312	$276,148	$161,160
Denominator:
Weighted average number of shares - Basic and diluted	1,604	1,604	1,604	1,604
Earnings per share for the period - Basic and diluted	$84.10	$67.53	$172.16	$100.47

7.    Pensions:

For the three and nine months ended September 30, 2005, the Company made required contributions to the RCI and other pension plans in the amount of $3.6 million and $10.2 million, respectively (2004 - $2.5 million and $5.5 million, respectively), resulting in pension expense of the same amount. In addition, the Company recorded an expense for the three and nine months ended September 30, 2005 of $0.1 million and $0.2 million, respectively (2004 - $0.1 million and $0.8 million, respectively), related to unfunded supplemental executive retirement plans.

8.    Restricted Share Unit Plans:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and subsidiary companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan,

Rogers Wireless Inc.	8	Third Quarter 2005

Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI at its option shall redeem all of the participants restricted share units in cash or by issuing one RCI Class B Non-voting share for each restricted share unit.

For the three and nine months ended September 30, 2005, nil and 52,525 restricted share units of RCI were issued and outstanding to employees of the Company (2004 - nil). These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of RCI Class B Non-Voting shares. Compensation expense for the three and nine months ended September 30, 2005 related to these restricted share units was $0.3 million and $0.5 million, respectively (2004 - nil).

9.    Related Party Transactions:

The amounts due to RCI and its subsidiaries are comprised of the following:

	September 30,	December 31,
(In thousands of dollars)	2005	2004
Rogers Wireless Communications Inc. ("RWCI")	$41,379	$41,379
RCI	(1,115)	2,642
Rogers Cable Inc. ("Rogers Cable")	3,503	1,777
	$43,767	$45,798

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and management fees and are short term in nature.

Rogers Wireless Inc.	9	Third Quarter 2005

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2005	2004	2005	2004
RCI:
Management fees	$3,006	$2,919	$9,018	$8,757
Rent income	(2,176)	(1,872)	(6,516)	(5,529)
Wireless products and services	(262)	(224)	(722)	(723)
Cost of shared operating expenses	62,033	51,983	175,315	151,265
Additions to PP&E (1)	22,208	9,950	55,992	17,780
	84,809	62,756	233,087	171,550
Rogers Cable:
Wireless products and services	(901)	(756)	(2,638)	(2,398)
Wireless products and services for resale	(10,763)	(5,168)	(22,512)	(12,182)
Transmission facilities usage	326	822	978	1,042
Rent income	(1,283)	(1,010)	(3,850)	(3,034)
Consolidated billing services (2)	(1,510)	(1,722)	(4,086)	(2,886)
Subscriber activation commissions and customer service	9,855	6,142	23,858	14,643
Charges for PP&E (1)	-	(1,011)	(125)	(1,011)
	(4,276)	(2,703)	(8,375)	(5,826)
Rogers Media Inc.:
Blue Jays tickets	26	-	53	-
Advertising	749	747	2,173	2,173
Rent income	(2,845)	(2,678)	(8,535)	(8,425)
Wireless services	(188)	(266)	(901)	(718)
	(2,258)	(2,197)	(7,210)	(6,970)
AT&T Wireless Services, Inc. ("AWE")(3) :
Roaming revenue	-	(5,872)	-	(12,146)
Roaming expense	-	2,547	-	8,977
Over-the-air activation services	-	-	-	31
	-	(3,325)	-	(3,138)
	$78,275	$54,531	$217,502	$155,616

(1)	Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.
(2)	Included in our accounts receivable at September 30, 2005 is approximately $23.6 million related to amounts outstanding for Rogers Cable services included on consolidated bills to our customers.
(3)	AWE, which is now owned by Cingular Wireless Corporation, was a related party until October 13, 2004, on which date RCI closed its purchase of AWE’s shares in Rogers Wireless.

On September 30, 2005, the Company purchased the wireless subscriber base and related working capital items of Telecom for $6.5 million (note 3).

Rogers Wireless Inc.	10	Third Quarter 2005

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or RCI. During the three and nine months ended September 30, 2005 the total amounts paid by the Company to these related parties are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands of dollars)	2005	2004	2005	2004
Legal services, and commissions paid on premiums for insurance coverage	$308	$616	$2,215	$1,416
Interest charges and other financing fees	-	3,459	8,872	7,516
	$308	$4,075	$11,087	$8,932

Rogers Wireless Inc.	11	Third Quarter 2005